UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

04009578

PROCESSED
MAR 11 2004
THOMSON
FINANCIAL

February 25, 2004

Act	Securities Exchange Act of 1934
Section	17
Rule	17a-5
Public Availability	March 9, 2004

Mr. John A. Hagen
Financial & Operations Principal/Consultant
eXGEN Securities LLC
155 East 55th Street, Suite 302-A
New York, NY 10022

Re: Annual Audited Financial Statement Filing Requirements Under Rule 17a-5

Dear Mr. Hagen:

We have received your letter, dated December 8, 2003, in which you request on behalf of eXGEN Securities LLC (the "Firm"), relief from the requirement that the Firm file a certified annual report of financial statements pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 (17 CFR 240.17a-5) for the fiscal year ended December 31, 2003.

I understand the following facts to be pertinent to the Firm's request. The Firm's registration as a broker-dealer with the Securities and Exchange Commission ("Commission") became effective on November 25, 2003. The Firm is required, under paragraph (d) of Rule 17a-5, to file a certified annual report of financial statements on a calendar or fiscal year basis. The report must be as of the same fixed or determinable date each year, unless a change is approved by the Firm's designated examining authority. The Firm chose December 31 as its year-end. Accordingly, an audited report of the Firm's financial statements must be prepared as of December 31, 2003. Because the Firm's registration with the Commission became effective November 25, 2003, you have requested an exemption from filing annual audit reports for the year ended December 31, 2003.

Based on the foregoing facts, the Division of Market Regulation ("Division") will not recommend enforcement action to the Commission if the Firm does not file audited financial statements as of December 31, 2003. The annual report for the year ending December 31, 2004, however, must cover the entire period from November 25, 2003, the effective date of the Firm's registration with the Commission.

1283294

This letter expresses a staff position with respect to enforcement only and does not purport to state any legal conclusion on this matter. The Division's position is confined to the facts as described in this letter. Any material change in circumstances may warrant a different conclusion and should be brought immediately to the Division's attention.

Sincerely,

Matthew B. Comstock
Special Counsel

cc: Susan DeMando, NASD Regulation, Inc.

Mat

BUCHANAN ASSOCIATES

8-66006

eXGEN Securities LLC
155 East 55th Street
Suite 302-A
New York, N.Y. 10022

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
DEC 17 2003
DIVISION OF MARKET REGULATION

SEC MAIL PROCESSING SECTION
RECEIVED
DEC 17 2003
WASH, DC
158

SENT VIA US MAIL

December 8, 2003

Securities and Exchange Commission
450 5th Street N.W.
Washington, DC 20549

Re: Audit Exemption for eXGEN Securities LLC ("eXGEN"), SEC File # 8-66006/ NASD BD #127472 for year ending December 31, 2003.

To whom it may concern:

Please accept this correspondence as a request for a "No Action Letter" from the requirement of an Annual Financial Audit pursuant to SEC Rule 17a-5, for the year ending December 31, 2003. eXGEN is requesting this exemption due to the fact that the Firm has not conducted a brokerage business since its NASD and SEC approval on November 25, 2003 through December 8, 2003.The firm expects any business that may take place prior to December 31, 2003 would be minimal and basically just a test of our execution systems. The firm sees no purpose to producing audited financials for the public that do not reflect an accurate assessment of eXGEN's business. eXGEN will inform its 2003 auditor's Grant Thornton LLP of the additional requirements to include the period from inception through December 31, 2004.

Thank you for your time and assistance with this important matter. Please feel free to contact me at (212) 809-7171 ext. 223 any time if have any questions or require further information.

Sincerely,

John A. Hagen
Financial & Operations Principal / Consultant

cc: SEC NY Regional office
NASD Regulation, NY District 10